SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For December 11, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on December 11, 2009.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 11 December 2009
ING to repay Dutch State EUR 5 bn Core Tier 1 securities on 21 Dec.
ING announced today that it has notified the Dutch State that it will exercise its option to early repurchase EUR 5 billion of the Core Tier 1 securities.
As announced on 26 October 2009, ING and the Dutch State agreed to alter the repayment terms of the Core Tier 1 securities issued in November 2008, in order to facilitate early repayment. The repayment, for which the Dutch Central Bank has given its consent, is expected to take place on 21 December 2009.
The total payment is expected to amount to EUR 5,606 million. This consists of a repayment of the EUR 5 billion principal amount, representing half of the Core Tier 1 securities, plus accrued coupon from 12 May 2009 to 20 December 2009 of EUR 259 million and a repayment premium of EUR 347 million.
ING intends to fund the repayment with the proceeds of the EUR 7.5 billion rights issue that ING expects to complete on 21 December 2009.
Jan Hommen, CEO of ING stated: “After repaying half of the funds we received last year from the Dutch State, we will work now towards repaying the second half of the Core Tier 1 securities. We anticipate doing so using retained earnings and potential proceeds from divestments. The Dutch State has indicated it is open to discussing modification of the repayment conditions for the second half.”

Press enquiries		Investor enquiries

Frans Middendorff	Raymond Vermeulen	ING Group Investor Relations
+31 20 541 6516	+31 20 541 5682	+31 20 541 5460
Frans.Middendorff@ing.com	Raymond.Vermeulen@ing.com	Investor.relations@ing.com
ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 30 September 2009, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the implementation of ING’s restructuring plan to separate banking and insurance operations, (iv) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (v) the frequency and severity of insured loss events, (vi) mortality and morbidity levels and trends, (vii) persistency levels, (viii) interest rate levels, (ix) currency exchange rates, (x) general competitive factors, (xi) changes in laws and regulations, (xii) changes in the policies of governments and/or regulatory authorities, (xiii) conclusions with regard to purchase accounting assumptions and methodologies, (xiv) changes in ownership that could affect the future availability to us of net operating loss, net capital loss and built-in loss carryforwards, and (xv) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

GENERAL, NO OFFER
This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities, and cannot be relied on for any investment contract or decision. In connection with the offering of the securities referred to in this document, a prospectus within the meaning of Art. 13 of the EC Directive 2003/71/EC of the European Parliament and Council dated November 4, 2003 (the “Prospectus Directive”) has been published by the Company (the “Prospectus”). All investment is subject to risk. The value of the securities offered may go down as well as up. Past performance is no guarantee of future returns. Any investment decision regarding any subscription rights or shares should only be made on the basis of the Prospectus, and investors are advised to consult with their bank, broker or investment advisor before taking any such investment decision. The approved Prospectus has been notified by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) to the competent authorities in other jurisdictions in accordance with Article 18 of the Prospectus Directive. Copies of the prospectus may be obtained at no cost through the website of Euronext Amsterdam by NYSE Euronext (Dutch residents only) and the website of the Company at www.ing.com/rightsissue.
EUROPEAN ECONOMIC AREA
The Company will not authorize any offer to the public of shares or subscription rights in any Member State of the European Economic Area other than the Netherlands and any other jurisdiction into which the prospectus for the offering of shares or subscription rights has been passported. With respect to each Member State of the European Economic Area other than the Netherlands (and any other jurisdiction into which the prospectus for the offering of shares or subscription rights has been passported) and which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken to date to make an offer to the public of shares or subscription rights requiring a publication of a prospectus in any Relevant Member State.
NOTICE TO U.S. PERSONS
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. ING will arrange to send you the prospectus filed with the Securities and Exchange Commission if you request it by writing to Georgeson Inc., 199 Water Street — 26th Floor, New York, NY 10038, Attn. ING Group, or by calling toll-free +1-888-877-5426.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: December 11, 2009